July 30, 2010

Kristin Lochhead, Accounting Reviewer
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Arrhythmia Research Technology, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 001-09731

Dear Ms. Lochhead:

On behalf of Arrhythmia Research Technology, Inc. (the “Company”), we are transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated July 8, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009.  As requested, we will revise the Company’s future filings in response to the Staff’s comments as indicated below.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response and/or information requested.

Form 10-K for the fiscal year ended December 31, 2009

Note 8. Commitments and Contingencies, page F-14

Operating Leases, page F-15

1.
We see your response to prior comment 19 which states that the equipment under the sale lease-back transaction met the criteria in FASB ASC 840-10-25-1 such that the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the excess of the fair value of the leased property to the lessor at lease inception.  Please refer to FASB ASC 840-40-25-2 which states that if a sale of a property is accompanied by a leaseback of all or any part of the property for all or part of its remaining economic life and the lease meets one of the four lease classificiation criteria in paragraph ASC 840-10-25-1, the seller-lessee shall account for the lease as a capital lease.  Please tell us if you have accounted for this lease as a capital lease or operating lease and your basis for this conclusion.

The lease was determined to be an operating lease as it met all four criteria of FASB ASC 840-10-25-1.  Specifically, there is no transfer of ownership at the end of the lease term; the lease offers a purchase price at the end of term for the fair market value of the equipment; the lease term equates to less than 75% of the economic life of the equipment; and the payments were as described in the prior response.  In compliance with FASB ASC 840-40-25-2, no single part of the sale lease back transaction has a remaining economic life less than the term of the lease.

2.
As a related matter, if the equipment is being recorded as a capital lease, tell us how your accounting treatment of the long-term deferred gain is consistent with the guidance in FASB ASC 840-40-35-1.

The transaction was recorded as an operating lease.

Note 11. Industry and Geographic Segments, page F-18

3.
We note your response to prior comment 20 that management separately reviews the operations of the Micron and MIT divisions.  In addition, it appears that discrete financial information may be available since you separately present financial operations of the two divisions within MD&A.  Please provide us analysis in fuller detail of the criteria in FASB ASC 280-10-50-10 in determining if MIT and Micron are separate reportable segments.

The separate financial information discussed in the MD&A section is the only discrete financial information.  The divisions are better described as merely name differentiation for the marketing of product lines than discrete operating divisions or segments.  Revenues are discrete and used in internal reporting to management.  Manufacturing and overhead expenses from shared resources are not discrete.  Furthermore, the operations do not have discrete management.  Management believes the separation of revenues provides guidance to the investors as to the type of business contributing to the growth within the Micron Products subsidiary.  Consequently, in accordance with FASB ASC 280-1040-50-10, we have determined the MIT and Micron operations are not reporting segments since they are without discrete financial information and management.

*******

In addition, on behalf of the Company, the undersigned acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact the undersigned.

Very truly yours,

ARRHYTHMIA RESEARCH TECHNOLOGY, INC.

By: /s/ David A. Garrison
        David A. Garrison, Chief Financial Officer

Cc:  Donald H. LaLiberte, CPA
 Kathleen L. Cerveny, Esq.